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11015045

SECU. [...] SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67150

SEC MAIL PROCESSING SECTION RECEIVED FEB 03 2011 WASH., DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/09 (MM/DD/YY) AND ENDING 11/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSM Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Palm Beach Lakes Blvd. Suite 900
(No. and Street)

West Palm Beach	FL	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A
(Name – *if individual, state last, first, middle name*)

100 East Sybelia Avenue, Ste 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSM Securities, LLC, as of November 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MAR S DIAMOS NOTARY PUBLIC MY COMMISSION EXPIRES FEBRUARY 15, 2014 FORSYTH COUNTY, GEORGIA

Signature

CFO/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NSM SECURITIES, INC.

FINANCIAL STATEMENTS

NOVEMBER 30, 2010

NSM SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2010

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
NSM Securities, Inc.
West Palm Beach, Florida

We have audited the accompanying statements of financial condition of NSM Securities, Inc. as of November 30, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSM Securities, Inc. as of November 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
January 28, 2011

NSM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
November 30, 2010

ASSETS

Assets:	
Commissions receivable	$ 969,788
Furniture and equipment, net of accumulated depreciation of $4,734	16,818
Other assets	87,900
Deposits with clearing broker	25,000
	$ 1,099,506

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Cash overdraft	$ 63,527
Accounts payable and accrued liabilities	154,835
Commissions payable	278,265
Deferred income taxes	186,935
	683,562
Stockholders' equity:	
Common stock, no par value; 200 shares authorized, 200 shares issued and outstanding	100
Additional paid-in capital	214,400
Retained earnings (deficit)	201,444
	415,944
	$ 1,099,506

The accompanying notes are an integral part of these financial statements.

NSM SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended November 30, 2010

Revenues:	
Commissions and fees	$ 5,672,897
Other income	571,649
Total revenues	6,244,546
Expenses:	
Clearing fees	138,782
Commission expense	3,233,055
Compensation and employee benefit	1,403,641
Occupancy	58,000
Professional fees	23,907
Licenses and registration	101,851
Telephone and communications	48,798
Other operating expenses	742,981
Total expenses	5,751,015
Net income before provision for income taxes	493,531
(Provision) benefit for income taxes:	
Deferred	(210,862)
Net income (loss)	$ 282,669

The accompanying notes are an integral part of these financial statements.

MSM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended November 30, 2010

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, November 30, 2009	200	$ 100	$ 214,400	$ (81,225)	$ 133,275
Net income (loss)				282,669	282,669
Balances, November 30, 2010	200	$ 100	$ 214,400	$ 201,444	$ 415,944

The accompanying notes are an integral part of these financial statements

NSM SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended November 30, 2010

Cash flows from operating activities:	
Net income (loss)	$ 282,669
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	2,265
(Increase) decrease in:	
Commissions receivable	(590,603)
Other assets	(53,933)
Deposit with clearing broker	-
Deferred income tax benefit	25,700
Increase (decrease) in:	
Cash overdraft	63,527
Accounts payable and accrued liabilities	(28,744)
Commissions payable	105,210
Accrued income taxes	(1,773)
Deferred income tax	186,935
Net cash used in operating activities	(8,747)
Cash flows from investing activities:	
Purchase of furniture and equipment	(1,753)
Net cash used in investing activities	(1,753)
Net decrease in cash and cash equivalents	(10,500)
Cash and cash equivalents at beginning of period	10,500
Cash and cash equivalents at end of period	$ -

The accompanying notes are an integral part of these financial statements.

NSM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
November 30, 2010

Note 1 – Summary of Significant Accounting Policies

Nature of Business

NSM Securities, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in December 2003 and began operations in August 2005. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The Company's commission income is substantially derived from purchases and sales of securities on behalf of customers. The Company does not engage in proprietary trading activities. In addition, the Company is an approved dealer for various mutual fund houses. Any transactions with these mutual fund houses are consummated directly between the customer and the mutual fund house; the Company receives a commission.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At November 30, 2010, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the year ended November 30, 2010 were approximately $17,502.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At November 30, 2010, the Company's had excess net capital of $278,115 and a net capital ratio of 1.6 to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At November 30, 2010, margin accounts guaranteed by the Company guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Litigation

At November 30, 2010 the Company is involved in three unresolved FINRA arbitrations against them. Two of the three unresolved FINRA arbitrations have entered into a good faith agreement to settle at fixed amounts. The allegations claim unsuitable recommendations and material misrepresentations or omissions. The Company's legal counsel and management estimates the respective settlements to total $85,500, which has been accrued at year end.

Note 5 – Income Taxes

The provision (benefit) for income taxes consists of the following components:

	2010
Current:	
Federal	$ -
State	-
Deferred:	
Federal	158,895
State	28,040
Total income tax provision	$ 186,935

Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The tax effects of temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are as follows:

Note 5 – Income Taxes (cont.)

		Year Ended November 30, 2010
Deferred income tax assets:		
Net operating loss carryforward	$	23,763
Accounts payable		71,802
Valuation allowance		-
		95,565
Deferred income tax liabilities:		
Receivables		(282,500)
		(282,500)
Net deferred tax assets (liabilities)	$	(186,935)

The Company had no tax positions at November 30, 2010, where the ultimate deductibility was highly certain, but there was uncertainty about the timing of such deductibility.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in operating expenses. For the year ended November 30, 2010, the Company did not record an accrual was to recognize interest and penalties related to unrecognized tax benefits.

At November 30, 2010, the Company had a net operating loss carryforward for Federal income tax purposes of approximately $82,000, which begins to expire in 2029.

Note 6 –Contingencies and Commitments

Through August 2010, the Company leased its office space in Palm Beach, Florida under a non-cancelable operating lease agreement, which expired August 31, 2010. Under terms of lease agreement, the Company paid, on a monthly basis, taxes and additional rent, which consisted of its proportionate share of the facilities operating expenses, minus a stop amount equal to the rentable square feet in the facility multiplied by $8.75. Rental expense for the year ended November 30, 2010 was approximately $44,000.

On February 26, 2010, the Company entered into a non-cancelable operating lease (the "Agreement") for new office facilities located in West Palm Beach, Florida. The Agreement provides for a term of sixty-six months, which commenced September 2010. The Agreement further provides that, on a monthly basis, the Company pays additional rent, which consists of its proportionate share of the facilities operating expenses. The Agreement also provides for a renewal option for two additional periods of three years. Rental expense for the year ended November 30, 2010 was approximately $14,000.

NSM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
November 30, 2010

Note 6 –Contingencies and Commitments (cont.)

The following is a schedule of future minimum base rental payments required under the operating lease as of November 30, 2010.

Year Ending	Amount
11/30/2011	$ 77,800
11/30/2012	80,100
11/30/2013	82,500
11/30/2014	92,600
11/30/2015	95,600
Thereafter	16,300
	$ 444,900

NSM SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2010

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 415,944
Deductions:	
Non-allowable assets	
CRD - renewal account	42,099
CRD - other assets	45,801
Property and equipment, net	16,818
Total non-allowable assets	104,718
Net capital before haircuts and securities positions	311,226
Haircuts:	
Securities positions	-
	-
Net capital	311,226
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($496,627)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 33,111
Net capital in excess of required minimum	$ 278,115
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of November 30, 2010)	
Net capital, as reported in Company's Part IIA Focus Report	$ 215,623
Adjustments:	
Accounts payable and accrued liabilities	(96,203)
Commissions payable	(45,277)
Accrued income tax	1,773
Deferred tax	(186,936)
Allowable receivable (previously non-allowable)	422,246
Net capital, per November 30, 2010 audited report, as filed	$ 311,226

NSM SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
AS OF NOVEMBER 30, 2010

Total aggregate indebtedness:	
Cash overdraft	$ 63,527
Accounts payable and accrued expenses	$ 154,835
Commissions payable	278,265
Aggregate indebtedness	$ 496,627
Ratio of aggregate indebtedness to net capital	1.6 to 1

NSM SECURITIES, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c-3 AS OF NOVEMBER 30, 2010

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
NSM Securities, Inc.
West Palm Beach, Florida

In planning and performing our audit of the financial statements of NSM Securities, Inc. (the "Company") as of and for the year ended November 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
January 28, 2011

Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

Certified Public Accountants
E-Mail: ohabco@earthlink.net

Phone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
NSM Securities, Inc.
1655 Palm Beach Lakes
Suite 808
West Palm Beach, FL 33401

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended November 30, 2010, which were agreed to by NSM Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating NSM, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). NSM Securities, Inc.'s management is responsible for the NSM Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended November 30, 2010, as applicable, with the amounts reported in Form SI PC-7 for the year ended November 30, 2010 noting no differences;

3. There were no adjustments reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers in the respective cash disbursements record entries recorded in the QuickBooks 2010, software system, supporting there were no adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. There was no overpayment noted.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

January 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended November 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067150 FINRA NOV 8/29/2005
NSM SECURITIES INC
1700 PALM BEACH LAKES BLVD STE 900
WEST PALM BEACH, FL 33401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Michael O Brown 404-303-8840

2. A. General Assessment (item 2e from page 2) $ 15,263

B. Less payment made with SIPC-6 filed (exclude interest) (7,685)

July 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,578

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,578

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,578

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Michael O Brown

(Authorized Signature)

Dated the 28 day of January, 20 11.

CFO + FINOP

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning December 1, 2009 and ending November 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,244,546
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	138,782
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C). Interest Income	491
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	139,273
2d. SIPC Net Operating Revenues	$6,105,273
2e. General Assessment @ .0025	$15,263
	(to page 1, line 2.A.)